Exhibit 99.2

Execution

REPURCHASE AGREEMENT

This REPURCHASE AGREEMENT (this “Agreement”) is entered into as of March 7, 2023 by and among AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), and GE Capital US Holdings, Inc., a Delaware corporation (the “Seller”).

Background

A.          The Seller intends to conduct an underwritten public offering (the “Public Offering”) of ordinary shares (the “Underwritten Shares”), par value €0.01 per share, of the Company (“Ordinary Shares”) pursuant to an underwriting agreement to be entered into among the Company, the Seller and the underwriters party thereto (the “Underwriting Agreement”).

B.           In connection with the Public Offering, the Seller desires to sell and transfer to the Company, and the Company desires to purchase from the Seller, at the price and upon the terms and conditions set forth in this Agreement, $500 million of Ordinary Shares, rounded down to the nearest whole share, at the purchase price per Ordinary Share set forth in Section 1(a) below (such shares, the “Purchased Shares”, and such repurchase, the “Share Repurchase”).

THEREFORE, in consideration of the mutual covenants, representations, warranties and other agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

Agreement

1.           Repurchase.

(a)         The Seller hereby agrees, upon and subject to the satisfaction or waiver of the conditions set forth in Section 1(c) below, to transfer, assign, sell, convey and deliver to the Company all of its right, title and interest in and to the Purchased Shares, free and clear of all liens, encumbrances or other claims, and the Company hereby agrees, upon and subject to the satisfaction or waiver of the conditions set forth in Section 1(b) below, to purchase and acquire from the Seller the Purchased Shares, in each case for a price per Ordinary Share (the “Per Share Purchase Price”) equal to the lesser of (i) the public offering price per Underwritten Share, less underwriting discounts and commissions per Ordinary Share, as set forth on the cover page to the final prospectus supplement filed by the Company pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with the Public Offering and (ii) 110% of the lesser of (x) the closing price per Ordinary Share as reported on the New York Stock Exchange on the date of this Agreement and (y) the closing price per Ordinary Share as reported on the New York Stock Exchange on the trading date immediately prior to the date of this Agreement.

(b)          The obligation of the Company to purchase the Purchased Shares from the Seller for the Purchase Price (as defined below) shall be subject to (i) the consummation of the Public Offering in accordance with the terms and conditions of the Underwriting Agreement and (ii) the representations and warranties of the Seller set forth herein being true and correct in all material respects as of the Closing. The foregoing conditions may be waived by the Company in its sole discretion; provided that the waiver of the condition set forth in clause (i) of this Section 1(b) shall only be effective if the condition set forth in Section 1(c)(i) below is also waived by the Seller.

(c)          The obligation of the Seller to sell the Purchased Shares to the Company for the Purchase Price shall be subject to (i) the consummation of the Public Offering in accordance with the terms and conditions of the Underwriting Agreement and (ii) the representations and warranties of the Company set forth herein being true and correct in all material respects as of the Closing. The foregoing conditions may be waived by the Seller in its sole discretion; provided that the waiver of the condition set forth in clause (i) of this Section 1(c) shall only be effective if the condition set forth in Section 1(b)(i) above is also waived by the Company.

(d)          At the closing of the Share Repurchase (the “Closing”), the Seller shall deliver, or cause to be delivered, the following documents and deliverables to the Company (each in form and substance reasonably acceptable to the Company and its legal counsel):

(i)          a receipt duly executed by an authorized executive officer of the Seller evidencing receipt by the Seller of payment, and delivery by the Company, of the Purchase Price.

(e)          At the Closing, the Company shall deliver to the Seller:

(i)          a receipt duly executed by an authorized executive officer of the Company evidencing receipt by the Company of the Purchased Shares by book-entry transfer; and

(ii)         by wire transfer of immediately available funds to an account or accounts specified at least two business days prior to the Closing Date by the Seller in writing: an amount equal to the product of (A) the Per Share Purchase Price and (B) the number of Purchased Shares (such product, the “Purchase Price”).

2.          Company Representations.  In connection with the transactions contemplated hereby, the Company represents and warrants as of the date hereof to the Seller that:

(a)          The Company has been duly incorporated and is validly existing as a public limited liability company under the laws of the Netherlands. Subject to the limit on Ordinary Share repurchases by the Company imposed by the resolutions of the Company’s shareholders passed at the Company’s 2022 Annual General Meeting, the Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)          All consents, approvals, authorizations and orders necessary for the execution and delivery by the Company of this Agreement and for the purchase of the  Purchased Shares hereunder have been obtained, except for such consents, approvals, authorizations and orders as would not, individually or in the aggregate, have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement (a “Company Material Adverse Effect”).

(c)          This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(d)          The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not contravene (i) the Company’s Articles of Association, dated November 1, 2021, (ii) any agreement or other instrument binding upon the Company or any of its subsidiaries or (iii) any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries, including Section 2:98 of the Dutch Civil Code (Burgerlijk Wetboek), except, in the cases of clauses (ii) and (iii) above, for any such contravention that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e)          Assuming the accuracy of the Seller’s representation in Section 3(f) below, the Company is not required to withhold Dutch dividend withholding tax on the Share Repurchase.

3.          Representations of the Seller.  In connection with the transactions contemplated hereby, the Seller represents and warrants as of the date hereof to the Company that:

(a)          The Seller has been duly incorporated and is validly existing under the laws of the State of Delaware, with corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)          All consents, approvals, authorizations and orders necessary for the execution and delivery by the Seller of this Agreement and for the sale and delivery of the Purchased Shares hereunder have been obtained, except for such consents, approvals, authorizations and orders as would not, individually or in the aggregate, have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement (a “Seller Material Adverse Effect”).

(c)          This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding agreement of the Seller, enforceable in accordance with its terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(d)          The sale of the Purchased Shares by the Seller hereunder, the compliance by the Seller with the provisions of this Agreement and the consummation of the transactions contemplated herein will not contravene (i) the certificate of incorporation or bylaws of the Seller, (ii) any agreement or other instrument binding upon the Seller or any of its subsidiaries or (iii) any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Seller or any of its subsidiaries, except, in the cases of clauses (ii) and (iii) above, for such contravention that would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(e)          As of the date hereof and until immediately prior to the delivery of the Purchased Shares to the Company at the Closing, the Seller holds and will hold good and valid title to the Purchased Shares free and clear of all liens, encumbrances or other claims.

(f)          As of the date hereof, the Seller is not tax resident in the Netherlands and is not subject to Dutch corporate income tax.

(g)          The Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the Share Repurchase. The Seller has had full access to such information concerning the Company and the Share Repurchase as it has requested.  The Seller has received all information that it believes is necessary or appropriate in connection with the Share Repurchase. The Seller is an informed and sophisticated party and has engaged, to the extent the Seller deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby. The Seller acknowledges that the Seller has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Company, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of the Seller in this Agreement.

4.           Termination.  This Agreement may be terminated by mutual written consent of the Company and the Seller. Either of the Seller or the Company may terminate this Agreement upon notice to the other parties hereto if the Underwriting Agreement has not been executed and made effective within three business days after the date hereof. The Company may terminate this Agreement in the event that the condition set forth in Section 1(b)(ii) has not been satisfied or waived as described in Section 1(b) at or prior to the consummation of the Public Offering. The Seller may terminate this Agreement in the event that the condition set forth in Section 1(c)(ii) has not been satisfied or waived as described in Section 1(c) at or prior to consummation of the Public Offering.

5.           Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile to the recipient.  Such notices, demands and other communications will be sent to the address indicated below:

To the Seller:

GE Capital US Holdings, Inc.
c/o General Electric Company
901 Main Avenue
Norwalk, Connecticut 06851
Attention:	Fred Robustelli
Email:	Fred.Robustelli@ge.com

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
United States of America
Attention:	John C. Kennedy
Christodoulos Kaoutzanis
Email:	jkennedy@paulweiss.com
ckaoutzanis@paulweiss.com

To the Company:

AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20 Ireland
Attention:	Legal Department

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Attention:	Craig F. Arcella
Douglas Dolan
Email:	carcella@cravath.com
ddolan@cravath.com

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

6.           Miscellaneous.

(a)          Survival of Representations and Warranties.  All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(b)          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(c)          Complete Agreement.  This Agreement and any other agreements ancillary thereto and executed and delivered on the date hereof embody the complete agreement and understanding between the parties and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(d)          Counterparts.  This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(e)          Assignment; Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall bind and inure to the benefit of and be enforceable by the Seller and the Company and their respective successors and permitted assigns.  Any purported assignment not permitted under this paragraph shall be null and void.

(f)          No Third Party Beneficiaries or Other Rights.  This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and their successors and permitted assigns.

(g)          Governing Law; Jurisdiction.  This Agreement and any claim, controversy or dispute arising out of or related to this Agreement (whether in contract, tort or otherwise) will be governed by and construed in accordance with the laws of the State of New York.  EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.  Each of the Company and the Seller agrees that any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or U.S. federal court in The City of New York and County of New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company hereby appoints CT Corporation System, with offices at 28 Liberty Street, New York, NY, 10005 as its authorized agent (the “Company Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein that may be instituted in any State or U.S. federal court in The City of New York and County of New York, by the Seller and its affiliates and its respective directors, officers and partners, or by any person who controls the Seller, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Company Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Company Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.

(h)          Mutuality of Drafting.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of the Agreement.

(i)          Remedies.  The parties hereto agree and acknowledge that money damages will not be an adequate remedy for any breach of the provisions of this Agreement, that any breach of the provisions of this Agreement shall cause the other parties irreparable harm, and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance or other injunctive relief in order to enforce, or prevent any violations of, the provisions of this Agreement.

(j)          Amendment and Waiver.  Except as otherwise provided for in this Agreement, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and the Seller.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement, nor shall any waiver constitute a continuing waiver.  Moreover, no failure by any party to insist upon strict performance of any of the provisions of this Agreement or to exercise any right or remedy arising out of a breach thereof shall constitute a waiver of any other provisions or any other breaches of this Agreement.

(k)          Further Assurances.  Each of the Company and the Seller shall execute and deliver such additional documents and instruments and shall take such further action as may be necessary or appropriate to effectuate fully the provisions of this Agreement.

(l)          Headings.  The headings used herein are for convenience only and shall not affect the construction hereof.

[Signatures appear on the following pages]

WITNESS WHEREOF, the parties hereto have executed this Repurchase Agreement on the date first written above.

AERCAP HOLDINGS N.V.
By:	/s/ Peter Juhas
	Name:	Peter Juhas
	Title:	Chief Financial Officer

GE CAPITAL US HOLDINGS, INC.
By:	/s/ Robert M. Giglietti
	Name:	Robert M. Giglietti
	Title:	Chief Financial Officer and Senior Vice President